Mail Stop 6010

	October 23, 2006


Harold Blomquist
Chief Executive Officer and President
Simtek Corporation
4250 Buckingham Drive #100
Colorado Springs, CO 80907

Re:	Simtek Corporation
	Registration Statement on Form S-1 and
	Documents Incorporated by Reference Therein
      Filed October 19, 2006
	File No. 333-138097

Dear Mr. Blomquist:

	This is to advise you that we are monitoring the above-captioned registration statement only for resolution of the following comments that we have on the filings that have been incorporated by reference into your registration statement. No further review of the above registration statement has been or will be made.

Form 10-K/A for the fiscal year ended December 31, 2005

Consolidated Balance Sheets, page 49

1. We note that you have recorded temporary equity of $8,458,926 relating to your sale of 68,750,000 shares of common stock on December 30, 2005. You state in Note 5 that in connection with the sale of these shares, you executed a registration rights agreement.
This agreement requires you to register these shares and maintain effectiveness of the registration statement, or otherwise be subject to cash penalties equal to 2% per month beginning in May 2006. You state that because the potential impact of these penalties is onerous, you have classified these shares as temporary equity in the balance sheet. Please explain to us how you concluded that the shares of common stock issued should be classified as temporary equity. In addition, tell us how you considered the guidance in EITF
05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement.

Notes to Consolidated Financial Statements

Note 4.  Commitments, page 59

2. We note that pursuant to the terms of your employment agreement with Mr. Blomquist, you issued 475,000 additional shares of stock to
Mr. Blomquist. Please tell us and revise future filings to clearly disclose how you accounted for this share issuance.

Note 9.  Acquisition of Certain Assets from ZMD, page 68

3. We note that you closed on the acquisition of the assets from ZMD on December 30, 2005 and that the acquisition of the assets is reflected in your audited balance sheet as of December 31, 2005. In this regard, please tell us why this footnote disclosure relating to the transaction is labeled as unaudited.

4. You state that you acquired certain assets related to ZMD`s nvSRAM product line. In addition, you simultaneously entered into a cross-licensing agreement with ZMD relating to certain technology. Finally, you entered into a five-year non-competition agreement with
ZMD.  Please respond to the following:
* You state that you have not allocated any amounts to the license agreement because the intellectual property subject to that license is derived from your base technology and does not significantly enhance or change such technology. However, it appears that the licensing of this technology will be accretive to your revenues. Tell us how you considered paragraph 39 of SFAS 141 in performing the purchase price allocation. Specifically, tell us why you concluded that you were not required to allocate any amounts to the developed nvSRAM technology or any other identifiable intangible assets as a result of the contractual and legal rights arising from the new agreement.
* Please revise future filings to more clearly describe the reasons for the transaction, including the benefits of reacquiring the licensed technology and of reducing the effect of ZMD as a competitor. Discuss how this transaction has and will impact your position as a supplier of nvSRAM products.
* You state that the value assigned to the non-competition agreement was based on an independent valuation performed by a third party. Please note that if you intend to incorporate this filing by reference into a registration statement, you must revise to name the expert and include his consent as an exhibit to the filing. See Securities Act Rule 436.

Form 10-Q/A as of March 31, 2006

Note 2.  Change in Accounting Principle, page 11

5. We note that you restated your first quarter results to record the entire amount of the non-refundable prepaid royalties as revenues upon the signing of the agreement with Cypress on March 24, 2006. Please address the following:
* Explain to us how you concluded that it was appropriate to recognize as a gain $1.0 million of the upfront fee upon receipt. Please tell us about any additional obligations you have related to these agreements.
* Tell us how you considered the guidance in Question 1 to SAB
Topic
13A-3f in concluding on the appropriate accounting for the agreement.
* Tell us how you concluded that each of the events that occurred in
March 2006 and are scheduled to occur on June 30, 2006 and December
31, 2006 relating to this agreement represents a discrete earnings event or the culmination of an earnings process.
* Since we note that pursuant to the agreement you have also agreed to participate in joint development with Cypress, please explain how you concluded that you have met your delivery obligations and the delivery and performance criteria outlined in SAB Topic 13A.
* We may have further comment upon our review of your response.

Form 8-K dated July 25, 2006

6. We note that you filed this Item 8.01 Form 8-K to disclose a restatement of your results for the first quarter ended March 31, 2006. Item 4.02 of Form 8-K Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim
Review, requires a registrant to file an Item 4.02 Form 8-K if and when its board of directors, a committee of the board of directors, or the officer or officers of the registrant authorized to take such action if board action is not required, concludes that any previously issued financial statements, covering one or more years or interim periods, should no longer be relied upon because of an error in such financial statements as addressed in APB 20 (which has since been superseded by SFAS 154 Accounting Changes and Error Corrections).

Please tell us if you believe the periodic report you filed includes all of the required Item 4.02 Form 8-K disclosures, and was filed timely (within four business days of the event that triggered the filing obligation), or if you believe you were not required to file an Item 4.02 8-K and the basis for your conclusion. Otherwise, please immediately file an Item 4.02 Form 8-K containing all of the required disclosures.

Form 8-K dated July 28, 2006

7. We note that you present non-GAAP financial measures of "pro forma loss from continuing operations" and "pro forma loss per share from continuing operations." Please note that the pro forma terminology has very specific meaning in accounting literature, as indicated by
Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.

Form 8-K dated September 21, 2006

8. We note that you have issued warrants to purchase shares of your common stock and that these warrants are covered by your registration rights agreement. We note the registration rights agreement contains liquidated damages of 2% of the aggregate purchase price paid by the holders for each month you fail to meet the requirements of the registration rights agreement. Finally, we note that these liquidated damages are to be paid in shares of your stock and these shares are subject to the registration rights agreement. Please address the following:
* Tell us how you have considered the guidance provided in EITF
05-4
The Effect of a Liquidated Damages Clause on a Freestanding
Financial
Instrument Subject to Issue No. 00-19 in concluding how to account for this instrument. While we note that the EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue, please tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement.
* Tell us how you intend to apply the guidance in SFAS 133 and EITF
Issue 00-19 in evaluating whether the warrant is a freestanding derivative that should be classified as a liability on your balance sheet and accounted for at fair value under SFAS 133.

* * * * *

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of any amendments to expedite our review. Please furnish a cover letter with your responses and any amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments and any amendments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kevin Vaughn at (202) 551-3643 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. You may contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3800 with any questions.

	Sincerely,



	Peggy A. Fisher
	Assistant Director

cc (via fax):	Hendrik F. Jordaan, Esq.
		Garth B. Jensen, Esq.

Harold Blomquist
Simtek Corporation
October 23, 2006
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